UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Healthcare Capital Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

4228C200**
(CUSIP Number)

January 15, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No. 4228C200

1
Names of Reporting Persons
Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  371,250

6
  Shared Voting Power


  1,113,750

7
  Sole Dispositive Power


  371,250

8
  Shared Dispositive Power


  1,113,750

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,485,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
6.2%

12
Type of Reporting Person (See Instructions)
IA, PN



CUSIP No. 4228C200

1
Names of Reporting Persons
Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  742,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  742,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person
742,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
3.1%

12
Type of Reporting Person (See Instructions)
PN



CUSIP No. 4228C200

1
Names of Reporting Persons
Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number ofShares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,113,750

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,113,750

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,113,750

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
4.6%

12
Type of Reporting Person (See Instructions)
OO


CUSIP No. 4228C200

1
Names of Reporting Persons
Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,113,750

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,113,750

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,113,750

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
4.6%

12
Type of Reporting Person (See Instructions)
IA, PN



CUSIP No.4228C200

1
Names of Reporting Persons
Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  371,250

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  371,250

9
Aggregate Amount Beneficially Owned by Each Reporting Person
371,250

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
1.5%

12
Type of Reporting Person (See Instructions)
PN



Item 1(a).	Name of Issuer:
       Healthcare Capital Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:
       301 North Market Street, Suite 1414, Wilmington, DE 19801

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Capital Management LP (ACM);

ii.	Corbin ERISA Opportunity Fund, Ltd. (Corbin);

iii.	Corbin Capital Partners Group, LLC (CCPG);

iv.	Corbin Capital Partners, L.P (CCP); and

v.	Corbin Opportunity Fund, L.P. (COF).

       ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the Shares (as defined below) underlying Units held directly by Corbin and COF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of ACM is One RockefellerPlaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, CCPG,CCP, and COF is 590 Madison Avenue, 31st Floor,
New York, NY 10022.

Item 2(c).	Citizenship:

Each of ACM, Corbin, CCP, and COF is a Delaware limited partnership. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
		Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:
		4228C200

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), Check Whether the Person Filing is a:

(a)	[] Broker or dealer registered under Section 15 of the Exchange Act
	   (15 U.S.C. 78c);
(b)	[] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	[] Insurance company as defined in Section 3(a)(19) of the Exchange Act
	   (15 U.S.C. 78c);
(d)	[] Investment company registered under Section 8 of the Investment Company
           Act of 1940 (15 U.S.C. 80a-8);
(e)	[] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[] An employee benefit plan or endowment fund in accordance with
	   240.13d-1(b)(1)(ii)(F);
(g)	[] A parent holding company or control person in accordance with
	   Rule 13d-1(b)(1)(ii)(G);
(h)	[] A savings association as defined in Section 3(b) of the Federal
	   Deposit Insurance Act (12 U.S.C. 1813);
(i)	[] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,485,000 Shares underlying Units, which amount includes the (i) 742,500 Shares underlying Units beneficially owned by Corbin and (ii) 371,250 Shares underlying Units beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 1,113,750 Shares underlying Units.

Item 4(b).	Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 6.2% of Shares outstanding, which amount includes (i) the 3.1% of Shares outstanding beneficially owned by Corbin and (ii) 1.5% of Shares outstanding beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 4.6% of Shares outstanding. (These percentages are based on 24,000,000 Shares outstanding as reported in the Issuers Prospectus filed pursuant to Rule 424(b)(4) on January 20, 2021.)

Item 4(c).	Number of shares as to which such person has:

ACM:
(i)	Sole power to vote or to direct the vote:  371,250
(ii)	Shared power to vote or to direct the vote:  1,113,750
(iii)	Sole power to dispose or to direct the disposition of:  371,250
(iv)	Shared power to dispose or to direct the disposition of:  1,113,750

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  742,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  742,500

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,113,750
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,113,750

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,113,750
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,113,750

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  371,250
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  371,250

Item 5.		Ownership of Five Percent or Less of a Class.
		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.
		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

ACM, Corbin, CCPG, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemedto beneficially own 1,485,000 Shares. Corbin, CCPG, and CCP disclaim beneficial ownership over the Shares held directly by ACM.

Item 9.		Notice of Dissolution of Group.
		Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participantin any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

January 25, 2021
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a personby his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title ofeach person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Ex. A - Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Healthcare Capital Corp., filed January 25, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


January 25, 2021